CBRE, Inc. Gil Borok Deputy CFO & Chief Accounting Officer	400 South Hope Street 25th Floor Los Angeles, CA 90071

213 613 3730 T 213 613 3735 F

gil.borok@cbre.com www.cbre.com

May 12, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-6010

Attention: Kevin Woody, Branch Chief

RE:	CBRE Group, Inc.
File No. 001-32205
Form 10-K for the year ended December 31, 2013

Dear Mr. Woody:

Reference is made to the comments of the Staff of the United States Securities and Exchange Commission (the “SEC” or the “Staff”) with respect to the above referenced annual report on Form 10-K for the fiscal year ended December 31, 2013 (the “Form 10-K”) of CBRE Group, Inc. (the “Company”) in a letter dated April 28, 2014. We have considered the Staff’s comments and set forth below are the Staff’s comments and the Company’s responses.

For convenience of reference, we have set forth your comments in italics below, with the Company’s response following each comment.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 46

1.	We note your disclosure that foreign currency translation resulted in a 73.4 million negative impact on total consolidated revenue. In future periodic filings, please provide a more robust discussion of the effects foreign currencies have on your operations. Specifically, please disclose the currencies that have the greatest effect on your operations and quantify the effects each had for each of the years presented. Provide a similar discussion within your segment operations.

Company Response

The Company will add the requested disclosure to its future filings.

Segment Operations, page 52

Global Investment Management, page 54

2.	In an effort to provide more transparent disclosures regarding trends in investment management fees, please revise your future periodic filings to include the following:

•	Rollforward of your Assets Under Management (AUM) for each period presented by fund type to separately present gross inflows and outflows, distributions for a realization event, and market appreciation/depreciation

•	Discussion for the underlying reasons for changes in AUM on a gross basis

Company Response

The Company will add the requested disclosure to its future filings.

As requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In the event you have any additional questions, please contact me directly at (213) 613-3730.

Sincerely,

/s/ Gil Borok
Gil Borok
Deputy CFO & Chief Accounting Officer